MAIL STOP 0511
April 20, 2005

Jonathan H. Cohen
Chief Executive Officer
TAC Acquisitions Corp.
8 Sound Shore Dr., Suite 225
Greenwich, CT 06830

Re:	TAC Acquisition Corp.
Registration Statement on Form S-1
File No. 333-123382
      Filed on March 17, 2005

Dear Mr. Cohen,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Prospectus Cover Page

2. We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement "unless Wedbush Morgan
Securities Inc. (Wedbush) determines" otherwise. Please revise to elaborate on the noted disclosure. Discuss the factors that Wedbush will consider in making the determination to allow earlier separate trading. If Wedbush decides to allow separate trading before the end of 90 days, discuss how investors will become aware of the acceleration.

Prospectus Summary, page 1

3. We note your statement that your management has "strong reputations within the investment community." Because this is the Summary section, please consider relocating the noted disclosure to your Business section where it can be substantiated.

4. Please revise to provide the basis for the following statements which appear speculative given the lack of a known business target:
* Management believes that "technology-related companies with strong balance sheets, stable revenues and efficient operating structures are benefiting from the consolidation or elimination of competitors in their markets."
* "We believe that opportunities exist to purchase technology-related businesses at significant discounts to their public-market peer company valuations."
Revise similar disclosure throughout the prospectus.

5. We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning
20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

6. We note that purchasers of your units will receive one share of common stock and two warrants, allowing them to purchase shares (following a business combination) at the price of $5.00 per share.
We also note that in order to convert and receive a portion of the funds held in trust, only the shares are required to be returned. Please revise to clarify if the warrants remain outstanding following an election to receive funds in the trust.

Risk factors, page 7

7. We note your statement that additional risks "that [you] deem immaterial may also harm use or affect your investment." All material risks should be described. If risks are not deemed material, the company should not reference them. Please revise the disclosure accordingly. Revise your first paragraph to clarify that you discuss all material risks in this section.

8. In risk factor 5, we note your disclosure that you "will seek to have all" third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trusts. In your business section, please revise to elaborate on the factors you would consider when deciding to engage a third party that refuses to execute any of the noted agreements.

9. The subheading to risk factor 9 appears broad and generic. The success of any business is dependent upon the efforts of its key personnel. Please revise the subheading to indicate the risk specific to your company.

10. Please explain the disclosure in the ninth risk factor that you expect most of your management to remain associated with the company following the business combination. Please provide detailed disclosure in the business section regarding this matter. State whether this will be a term of the business combination agreement. We may have further comment.

11. In risk factor 20, we note your statement that existing stockholders are entitled to demand registration of their shares in
"certain circumstances." Please revise to cross reference to the page that discusses the "certain circumstances."

12. In risk factor 21, we note the disclosure that your shares may be purchased in "a limited number of other jurisdictions." Please revise to identify those other jurisdictions.

13. We note your risk factor discussing the effect that Sarbanes-
Oxley has on your reporting requirements. This is a risk that appears to affect all public companies. Please revise to discuss how this risk is specific to your company or remove.

14. We note your disclosure in risk factor 25 (and other sections) that management may recoup "out-of-pocket expenses" from the proceeds not placed in trust. We also note that there is no limit set on such expenses. To the extent that such costs exceed the available proceeds not deposited in the trust, please revise to discuss how you will satisfy any excess out-of-pocket expenses.

15. In risk factor 26, we note your statement that your promoters` initial investment was less than the required "minimum." Please revise to quantify the minimum required amount.

16. In risk factor 27, we note your list of risks disclosed in the narrative. If the listed risks are material, please revise to discuss each as a separate risk factor. Each risk factor should focus on one material risk.

17. We note your disclosure in risk factor 28 that you are subject to the cyclical nature of the technology industry. It appears that every company in your industry is subject to the noted risk.
Please
advise as to how this is not a generic risk factor.

18. Many of your risk factor subheadings merely state facts or circumstances and not the results that would occur should the facts or circumstances materialize. For example, your subheading to risk factor 25 states that your directors may not be considered "independent." The result that would materialize if all your directors are not independent was not stated in the subheading. Please revise accordingly.

19. Please revise to include a risk factor to address the possibility that management may target a company that may be affiliated with one or more of the initial stockholders.

Use of Proceeds, page 18

20. We note that you have allocated $100,000 towards due diligence of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and who will perform it.

21. We note that the proceeds held in trust may be used to compensate any finders that aid in your search of a target business. Please clarify if the finders` fee expenses will be disclosed in the proxy that will be sent to public shareholders before a business combination takes place.

Dilution, page 21

22. Please help us understand how you determined pro forma net tangible book value after the offering to be $4.24. We would expect the pro forma amount (after the offering) to be $4.25 [$151,000 (cash prior to the offering) + $89,061,000 (net proceeds) - $1,000 (liabilities prior to the offering) / 21,002,000 shares]. In this connection, consider using a tabular presentation showing the components of the denominator and numerator for the pro forma net tangible book value per share calculation. Please advise and revise.

Proposed Business, page 24

23. We note your disclosure that there are "fewer capital raising alternatives" for private companies and that such companies` ability to raise capital has been reduced. Please provide the basis for this statement or remove.

24. We note your disclosure regarding your competitive advantages. The disclosure in this subsection appears contradictory from the disclosure in risk factor 15 and on page 31. Please revise to reconcile or advise.

25. We note that you employ a special advisor to aid in your search of a target business. Please revise to discuss how the special advisors will be compensated and the activities to be undertaken by the special advisors.

26. Please include if true, that none of the company`s officers, directors or promoters, and no other affiliate of the company, have had any preliminary contact or discussion with any representative of any other company regarding the possibility of an acquisition or merger between the company and such other company.

27. Please revise the disclosure at the bottom of page 27, "we have not identified any target business" to clarify that the business combination must be with a company in the technology sector.

28. We note the disclosure on page 28 that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parities providing proposals will receive a fee and how that fee would be determined.

29. In conjunction with the preceding comments and given the vague disclosure regarding the amount of time management will devote, please revise to discuss in detail how management intends to carry out its duty of seeking a target business.

Management, page 35

30. Please disclose the period during which each person has served as a director, as required by Item 401(a)(3) of Regulation S-B.

31. We note your disclosure of the entities that Jonathan Cohen has been associated with. Please revise to provide the time frame that
Mr. Cohen has been associated with each entity. We note that Mr. Cohen has been a principal in JHC Capital Management, LLC and Privet
Financial Securities, LLC. Please revise to clarify if he held any management role with the noted entities.

32. Please revise to discuss the time frame that Saul Rosenthal was associated with Privet Financial Securities, LLC and Sherman and Sterling LLP. We note that Mr. Rosenthal led the "private financing/public company effort at SoundView Technology Group." Please revise to clarify his role with SoundView Technology Group and the company`s line of business.

33. Please revise to discuss Dana Serman`s activities from 2001 to 2003.

34. Please revise your Item 401 disclosure of Steven Novak to reconcile with the information provided on page 26.

35. We note the various entities that Walter Buckley has been associated with. Please revise to disclose the time frame he as been associated with each entity and the business of each entity.

36. Please revise to clarify if it is possible for management to receive any monetary compensation, directly or indirectly, from a potential target business prior to or after the consummation of a business combination.

Certain Relationships and Related Transactions, page 38

37. We note that you will seek an opinion from an "independent investment banking firm" examining the fairness of any potential business combination. Please revise to clarify if the opinion will be included in your proxy solicitation and whether the independent firm will be a consenting expert.

38. We note that neither Messrs. Serman nor Novak own any shares in your company. Please revise to clarify if they are receiving any form of compensation for their current and potential contributions to the company.

Principal Stockholders, page 41

39. We note your disclosure regarding the initial stockholders` agreement with Wedbush to make open market purchases of the warrants once separate trading begins. Please revise to identify the "one or more of our initial stockholders." Because you have already "agreed" with Wedbush, please disclose the range of prices at which you will make these purchases.

40. This arrangement appears to be an additional mechanism for initial shareholders to retain an even larger portion of the ownership, than is disclosed in the risk factors section, following a business combination. Please revise to discuss this risk in the risk factors section.

41. We note your disclosure on page 42 that Messrs. Cohen and Rosenthal "may" be deemed to be promoters. This appears inconsistent with your disclosure in risk factor 26.

Underwriting, page 47

42. We note your disclosure that underwriters may make bids or purchases in order to stabilize the market price, so long as the bids do not exceed a "specific maximum." Please revise to quantify that maximum.



Financial Statements

Notes to Financial Statements
General

43. Please disclose in a note to the financial statements the following commitments and contingencies which are disclosed in other areas of your registration statement:
* The commitment to pay fees of 6% of the gross offering proceeds and
1% of the gross offering proceeds without the over-allotment option to Wedbush Morgan Securities Inc. at the closing of the offering as disclosed on page 18.
* The commitment by one or more of your initial stockholders to collectively purchase warrants after the offering is complete and within sixty days, as disclosed on page.
* The warrant solicitation fee that may become payable to Wedbush Morgan Securities Inc., as disclosed on pages 49 and 50.

Note C - Proposed Offering, F-8

44. Please expand your disclosure to include a discussion of the purchase option granted to Wedbush Morgan Securities Inc., the representative of the underwriters. In this discussion include a description of the purchase option and the consideration received as disclosed on page 45.

Other

45. Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.

Part II
Exhibits

46. Please file the form of the underwriting agreement and the warrant purchase agreement among Wedbush and your initial shareholders with the next amendment.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari (202) 824-5696 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 824-5508.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


Cc:  	Cynthia M. Crus
	Fax #  (202) 637-3593

	Kenneth L. Guernsey
	Fax #  (415) 951-3699
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TAC Acquisitions
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